Exhibit 99.1

PRESS RELEASE Regulated information Thursday 23 March 2023 – 15u30 CET

EURONAV SPECIAL SHAREHOLDERS MEETING RESULTS

ANTWERP, Belgium, March 23, 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav”) today held a Special Meeting of Shareholders in Antwerp to vote on resolutions submitted by Famatown Finance Ltd and CMB NV.

Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra, Carl Trowell. They approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith.

In line with the Supervisory Board’s recommendations, shareholders also approved the appointments of four new directors: John Frederiksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

The resulting composition of the new Supervisory Board is as follows:

-	Grace Reksten Skaugen (independent)

-	Anita Odedra (independent)

-	Carl Trowell (independent)

-	John Frederiksen (non-independent)

-	Cato H. Stonex (non-independent)

-	Marc Saverys (non-independent)

-	Patrick De Brabandere (non-independent)

Grace Reksten Skaugen, Chairwoman of the Euronav Supervisory Board, said: “I would like to thank Anne-Hélène Monsellato and Steven Smith for their valuable contributions to the Euronav Supervisory Board and to our company’s success. I welcome the new directors and look forward to working with the enlarged Board to pursue our strategy of profitable growth and value-creation in the interest of all stakeholders.”

The Special Meeting of Shareholders has decided as follows:

1.	Dismissal of members of the Supervisory Board

1.1	The General Meeting APPROVED the proposal to terminate the mandate of Mrs. Anne-Hélène Monsellato as member of the Supervisory Board.

1.2	The General Meeting did NOT APPROVE the proposal to terminate the mandate of Mrs. Grace Reksten Skaugen as member of the Supervisory Board.

1.3	The General Meeting APPROVED the proposal to terminate the mandate of Mr. Steven Smith as member of the Supervisory Board.

1.4	The General Meeting did NOT APPROVE the proposal to terminate the mandate of Mrs. Anita Odedra as member of the Supervisory Board.

PRESS RELEASE Regulated information Thursday 23 March 2023 – 15u30 CET

1.5	The General Meeting did NOT APPROVE the proposal to terminate the mandate of Mr. Carl Trowell as member of the Supervisory Board.

2.	Appointment of members of the Supervisory Board Directors

2.1	The general meeting has APPROVED the proposal to appoint Mr. Marc Saverys as non-independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

2.2

The general meeting has APPROVED the proposal to appoint Mr. Patrick De Brabandere as non-independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

2.3	The general meeting did NOT APPROVE the proposal to appoint Mrs. Julie De Nul as independent member of the Supervisory Board.

2.4	The general meeting did NOT APPROVE the proposal to appoint Mrs. Catharina Scheers as independent member of the Supervisory Board.

2.5	The general meeting did NOT APPROVE the proposal to appoint Mr. Patrick Molis as independent member of the Supervisory Board.

2.6	The general meeting has APPROVED the proposal to appoint Mr. John Frederiksen as non-independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

2.7	The general meeting has APPROVED the proposal to appoint Mr. Cato H. Stonex as non-independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2026.

The minutes of the special general meeting of shareholders will be uploaded on Euronav’s website in the “Investors” section under “General Assemblies”: https://www.euronav.com/investors/corporate-governance/

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Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement final year results 2022: 31 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

PRESS RELEASE Regulated information Thursday 23 March 2023 – 15u30 CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel vales, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.